November 15, 2018

Edmund Hen
Chief Financial Officer
China Ceramics Co., Ltd
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone, Anhia
Jinjiang City, Fujian Province, PRC

       Re: China Ceramics Co., Ltd
           Registration Statement on Form F-3
           Filed November 5, 2018
           File No. 333-228182

Dear Mr. Hen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Pigott at 202-551-3570 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction